SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                         _ _ _ _ _ _ _ _ _ _ _ _

                                 FORM 6-K

                      REPORT of Foreign Private Issuer
                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934

For the month of: January 2003

                               Filtronic plc
            (Exact name of registrant as specified in charter)

The Waterfront, Salts Mill Road, Saltaire, Shipley West Yorkshire BD18 3TT,
UK
                (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _ X _       Form 40-F _ _ _

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _ _ _             No _ X _

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Filtronic plc

Date: January 31, 2003        By:  /s/ Fiona Pick
                                   _ _ _ _ _ _ _ _ _ _
                           Name:   Fiona Pick
                           Title:  Solicitor and Assistant
                                   Company Secretary

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                    SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                      PERSONS

1. Name of company

Filtronic plc

2. Name of director

Rhys J Williams

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding is of the shareholder named in 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr Rhys J Williams

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co
PEP and if discretionary

Purchase

7. Number of shares/amount of stock acquired

14,776

8. Percentage of issued class

0.0199%

9. Number of shares/amount of stock disposed

None

10. Percentage of issued class

N/A

11. Class of security

Ordinary 10p

12. Price per share

66p

13. Date of transaction

31 January 2003

14. Date company informed

31 January 2003

15. Total holding following this notification

102,609

16. Total percentage holding of issued class following this notification

0.1381%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Fiona Pick  01274 231166

25. Name and signature or authorised company official responsible for making this notification

Fiona Pick, Solicitor

26. Date of notification

31 January 2003